

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3030

January 28, 2010

VIA U.S. MAIL and FACSIMILE

Mr. David Vellequette
Chief Financial Officer
JDS Uniphase Corporation
430 North McCarthy Boulevard
Milpitas, California 95035

> RE:   **JDS Uniphase Corporation**
> **Form 10-K for the fiscal year ended June 27, 2009**
> **Filed August 24, 2009**
> **File No. 000-22874**

Dear Mr. Vellequette:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended June 27, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

Results of Operations, page 50

1.      We note that your fiscal year 2009 revenue has decreased by approximately 15%
        as compared to the previous year and that the decrease in 2009 revenue compared
        to 2008 revenue was primarily a result of declines in customer demand due to the
        general economic slowdown, offset in part by increased revenues related to your
        acquisition of ABNH.  In light of the material decline in revenue for fiscal year
        2009 as compared to the prior year, your MD&A disclosure appears broad and
        does not provide a thorough analysis that provides readers a view of the company
        through the eyes of management.  When individual line items, disclosed in your
        statements of operations, significantly fluctuate in comparison to the comparable
        prior period, please quantify, and disclose the nature of each item that caused the
        significant change.  For example, please quantify each material factor (i.e. such as
        price changes and / or volume changes by type of  product), disclose separately
        the effect on operations attributable to each factor causing the aggregate change
        from year to year and disclose the nature of or reason for each factor causing the
        aggregate change.  The analysis should reveal underlying material causes of the
        factors described and any future impact on operating results.  Please consider the
        use of tables when quantifying changes, with narrative discussions following the
        tables to explain the underlying business reasons for the changes.  Please
        incorporate the above comment to all of the disclosures in the analysis of your
        results of operations in MD&A.  As part of your response, please provide us with
        your proposed disclosure to include in future filings that addresses our concerns.
        See Item 303 of Regulation S-K and FR-72 for guidance.

Financial Statements, page 73

Note 1. Basis of Presentation, page 77

Out of Period Adjustments, page 77

2.      We see that you recorded adjustments related to your cost of sales, operating
        expenses and certain balance sheet accounts in 2009 and adjustments related to
        revenue, cost of sales, operating expenses, income tax expense and certain
        balance sheet accounts in 2008. Tell us more about these adjustments, including
        the amounts related to each adjustment and the period to which each adjustment
        relates. In addition, tell us how management concluded these adjustments were

not material to each related period and provide us with your SAB 99 and SAB 108 analysis.

Note 6. Investments and Fair Value Measurements, page 106

Fair Value Measurements, page 110

3.　　We see from your table that you have determined the fair value of approximately $262.5 million based on level one inputs and approximately $389 million based on level two inputs.  Your discussion regarding the inputs used to measure the fair value of these related assets is vague and does not clearly distinguish the level two inputs from the level one inputs where quoted prices in active markets are available. Please tell us, and revise your disclosure in future filings to clearly explain the nature of the level two inputs used to measure the fair value of level two inputs.

Note 11. Restructuring and Related Charges, page 120

4.　　We see that you recorded restructuring charges in 2009, 2008 and 2007 and explain in each year only that the charges were primarily related to the further consolidation of your manufacturing operations. Please tell us and revise future filings to more fully explain your restructuring plans and provide the disclosures required by FASB ASC 420-10-50, including a description of the exit or disposal activities, the facts and circumstances leading to the expected activities, and the expected completion date.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please submit your cover letter on EDGAR.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

David Vellequette
JDS Uniphase Corporation
January 28, 2010
Page 4

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or myself if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3640 with any other questions. In this regard, do not hesitate to contact Jeffrey Jaramillo, Accounting Branch Chief, at (202) 551-3212.

Sincerely,


Julie Sherman
Accounting Reviewer